VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and fax it to 1-646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on November 11, 2019 at 10:00 am EST.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly. All votes must be received by 4 P.M. EST, November 10, 2019

Annual Meeting Proxy Card - Fuling Global Inc. Ordinary Shares

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommends that you vote FOR each director nominee:

(1) To re-elect the nominees listed below to hold office until the 2020 Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Guilan Jiang 02 Sujuan Zhu 03 Jian Cao

04 Hong (Simon) He 05 Mr. Fuyou Cai

The Board of Directors recommends that you vote FOR the following item:

(2) To ratify the appointment of Friedman LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date __________ **Signature** __________ **Signature, if held jointly** __________

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

FULING GLOBAL INC.

Annual Meeting of Shareholders

November 11, 2019

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on November 11, 2019

The Notice & Proxy Statement and Annual Report on Form 20-F are available at:
http://ir.fulingglobal.com/AGM

FULING GLOBAL INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Guilan Jiang and Gilbert Lee, with full power of substitution, as proxy to represent and vote all shares of Ordinary Shares, of Fuling Global Inc. (the "Company"), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on November 11, 2019 at 10:00 a.m. EST at 6690 Grant Way, Allentown, PA 18106, upon matters set forth in the Notice of 2019 Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each share of Ordinary Shares is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted **FOR** the listed nominees, **FOR** the ratification of Friedman LLP and, in the case of other matters that legally come before the meeting, as said proxy may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on November 11, 2019 at 10:00 am. EST. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Fuling Global Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ____

(Continued and to be signed on Reverse Side)